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                                                                  Exhibit (b)(6)


                                 [Company Logo]



                         HOULIHAN LOKEY HOWARD & ZUKIN
                         _____________________________

                               FINANCIAL ADVISORS




September 29, 1999



ISN Acquisition Corporation and the Board of Directors of
ISN Acquisition Corporation
Kirtland Partners Ltd.
Kirtland Capital Partners III L.P.
2550 SOM Center Road
Suite 105
Willoughby Hills, OH  44094


Instron Corporation and the
Board of Directors of
Instron Corporation
100 Royal Street
Canton, MA  02021

Dear Gentlemen:

We understand that Kirtland Capital Partners III L.P. ("KCP III"), of which Kirtland is the general partner, has entered into a merger agreement with Instron Corporation (the "Company"). In connection with the merger, KCP III has formed a new entity, ISN Acquisition Corporation ("MergerCo"), to acquire the Company which will be capitalized with an approximately $50 million equity investment by KCP III and certain of its affiliates, the issuance and sale of 60,000 units, each consisting of $1,000 principal amount of 13 1/4 percent senior subordinated notes due 2009 and one warrant to purchase 0.05109 shares of our common stock to Donaldson, Lufkin & Jenrette Securities Corporation (the "Initial Purchaser"), and a $80 million senior bank facility. The senior bank facility is composed of revolving credit facility of $50 million and a term loan of $30 million maturing in five and one half years. Borrowings under the senior bank facility bear interest, at the option of the borrower, at a rate equal to LIBOR plus a margin that decreases (based on a funded debt to EBITDA ratio) from 300 basis points to 250 basis points, or a base rate plus a margin that decreases from 150 basis points to 100 basis points. The merger and other related transactions disclosed to Houlihan Lokey are referred to collectively herein as the "Transaction." It is our understanding that a significant part of the financing for the Transaction will be obtained by the Company from the Initial Purchaser and one or more institutional lenders (the "Lenders").




                      [Houlihan Lokey & Zukin Letterhead]
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September 29, 1999                                                           -2-


You have requested our written opinion (the "Opinion") as to the matters set forth below. This Opinion values the Company as a going-concern (including goodwill), on a pro forma basis, immediately after and giving effect to the Transaction and the associated indebtedness. For purposes of this Opinion, "fair value" shall be defined as the amount at which the Company would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and "present fair saleable value" shall be defined as the amount that may be realized if the Company's aggregate assets (including goodwill) are sold as an entirety with reasonable promptness in an arm's length transaction under present conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"). We have used the same valuation methodologies in determining fair value and present fair saleable value for purposes of rendering this Opinion. The term "identified contingent liabilities" shall mean the stated amount of contingent liabilities identified to us and valued by responsible officers of the Company, upon whom we have relied upon without independent verification; no other contingent liabilities will be considered. Being "able to pay its debts as they become absolute and mature" shall mean that, assuming the Transaction has been consummated as proposed, the Company's financial forecasts for the period 1999 to 2003 indicate positive cash flow for such period, including (and after giving effect to) the payment of installments due under loans made pursuant to the indebtedness incurred in the Transaction, as such installments are scheduled at the close of the Transaction. It is Houlihan Lokey's understanding, upon which it is relying, that the Company's Board of Directors and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan Lokey's Opinion hereunder.

Notwithstanding the use of the defined terms "fair value" and "present fair saleable value," we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which the Company can currently be sold, and we know of no such efforts by others. Because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Company would actually be sold for the amount we believe to be its fair value and present fair saleable value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1. reviewed the Company's annual reports to shareholders and on Form 10-K for the fiscal years ended 1998 and quarterly reports on Form 10-Q for the four quarters ended April 3, 1999, and Company-prepared interim financial statements for the period ended July 3, 1999, which the Company's management has identified as the most current information available;

     2.   reviewed copies of the following documents:
          DLJ's Senior Subordinated Notes due 2009 prospectus, dated August 17, 1999, Standard and Poor's credit ratings presentation prepared by Instron management, PriceWaterhouseCoopers Acquisition Analysis dated May 7, 1999, The Beacon Group Capital Services, LLC, Offering Memorandum dated October 1998;

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September 29, 1999                                                           -3-


     3.   reviewed the final proxy statement, dated August 6, 1999;

     4. met with certain members of the senior management of the Company to discuss the operations, financial conditions, future prospects and projected operations and performance of the Company, and met with representatives of the Company's counsel to discuss certain matters;

     5.   visited certain facilities and business offices of the Company;

     6. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended December 31, 1999 through 2003;

     7. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

     8. reviewed other publicly available financial data for the Company and certain companies that we deem comparable to the Company;

     9. reviewed drafts of certain documents to be delivered at the closing of the Transaction, including, but not limited to, the reports of the Company's chief financial officer and of the Company's independent public accountants, and the National City Bank Credit and Security agreement dated as of July 26, 1999; and

     10. conducted such other studies, analyses and investigations as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material adverse change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion as of the date of this letter that, assuming the Transaction had been consummated as proposed, immediately after and giving effect to the Transaction:

     (a) on a pro forma basis, the fair value and present fair saleable value of the Company's assets would exceed the Company's stated liabilities and identified contingent liabilities;

     (b) the Company should be able to pay its debts as they become absolute and mature; and



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September 29, 1999                                                          -4-


     (c) the capital remaining in the Company after the Transaction would not be unreasonably small for the business in which the Company is engaged, as management has indicated it is now conducted and is proposed to be conducted following the consummation of the Transaction.

The Company, like other companies and any business entities analyzed by Houlihan Lokey or which are otherwise involved in any manner in connection with this Opinion, could be materially affected by complications that may occur, or may be anticipated to occur, in computer-related applications as a result of the year change from 1999 to 2000 (the "Y2K Issue"). In accordance with long-standing practice and procedure, Houlihan Lokey's services are not designed to detect the likelihood and extent of the effect of the Y2K Issue, directly or indirectly, on the financial condition and/or operations of a business. Further, Houlihan Lokey has no responsibility with regard to the Company's efforts to make its systems, or any other systems (including its vendors and service providers), Year 2000 compliant on a timely basis. Accordingly, Houlihan Lokey shall not be responsible for any effect of the Y2K Issue on the matters set forth in this Opinion.

This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent, however the Initial Purchaser and the Lenders shall be able to rely on the Opinion in connection with the Transaction. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated July 26, 1999, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.


HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.


/s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.